Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
Pricing Supplement
January 22, 2016
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015
and Stock-Linked Underlying Supplement dated March 5, 2015)

HSBC ◪

Structured Investments

HSBC USA Inc.
$1,530,000
Phoenix Quarterly Review Notes Linked to the Common Stock of The Home Depot, Inc. due February 15, 2017 (the "Notes")

General

- Terms used in this pricing supplement are described or defined herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing February 15, 2017.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- Any payments on the Notes are subject to the Issuer's credit risk.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The common stock of the Reference Asset Issuer
Reference Asset Issuer:	The Home Depot, Inc. ("HD")
Principal Amount:	$1,000 per Note.
Trade Date:	January 22, 2016
Pricing Date:	January 22, 2016
Original Issue Date:	January 27, 2016
Final Valuation Date:	February 10, 2017, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement
Maturity Date:	February 15, 2017. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Automatic Call Feature:	The Notes will be automatically called if the Official Closing Price of the Reference Asset on any Observation Date is equal to or greater than the Initial Price. If the Notes are called, HSBC will pay you on the applicable Coupon Payment Date (which will also be the "Call Settlement Date") a cash payment per Note equal to your Principal Amount plus the Contingent Coupon otherwise due on such date pursuant to the Contingent Coupon feature. No further amounts will be owed to you under the Notes.
Observation Dates:	May 5, 2016, August 4, 2016 and November 3, 2016, subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Coupon Payment Dates:	With respect to each Observation Date, three business days following the applicable Observation Date. The final Contingent Coupon, if payable, will be paid on the Maturity Date. The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Contingent Coupon Rate:	10% per annum, payable in equal quarterly installments.
Contingent Coupon:	**If the Official Closing Price of the Reference Asset on any Observation Date or the Final Price is equal to or greater than the Coupon Barrier**, HSBC will pay you the applicable Contingent Coupon.
	If the Official Closing Price of the Reference Asset on any Observation Date or the Final Price is less than the Coupon Barrier, the Contingent Coupon applicable to such date will not be payable and HSBC will not make any payment to you on the relevant Coupon Payment Date.
	The Contingent Coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate. The table below sets forth each Observation Date (or the Final Valuation Date), Coupon Payment Dates and the hypothetical Contingent Coupons based on the Contingent Coupon Rate of 10% per annum, payable in equal quarterly installments.

Contingent Coupon

Observation Dates/Final Valuation Date*	Coupon Payment Dates	Contingent Coupons
May 5, 2016	May 10, 2016	2.50%
August 4, 2016	August 9, 2016	2.50%
November 3, 2016	November 8, 2016	2.50%
February 10, 2017 (the Final Valuation Date)	February 15, 2017 (the Maturity Date)	2.50%

*Each Observation Date and the Final Valuation Date is subject to postponement as described in the accompanying Stock-Linked Underlying Supplement.

Payment at Maturity:	**If the Notes are not called, you will receive a payment on the Maturity Date calculated as follows**:
	If the Final Price is equal to or greater than the Trigger Price (which is equal to the Coupon Barrier), HSBC will pay you a cash payment on the Maturity Date equal to $1,000 per $1,000 Principal Amount of Notes, plus the Contingent Coupon otherwise due on the Maturity Date.
	If the Final Price of the Reference Asset is less than the Trigger Price, HSBC will pay you a cash payment on the Maturity Date equal to:
	$1,000 × (1 + Reference Return).
	In this case, you will have a loss of principal that is proportionate to the decline in the Final Price from the Initial Price and you will lose some or all of your initial investment.
Reference Return:	$\dfrac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Trigger Price:	$92.38, or 75.25% of the Initial Price (rounded to two decimal places).
Coupon Barrier:	$92.38, or 75.25% of the Initial Price (rounded to two decimal places).
Initial Price:	$122.76, which was the Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset determined by the Calculation Agent on the Final Valuation Date.
Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based upon the value displayed on the Bloomberg Professional® service page "HD <EQUITY>", any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Calculation Agent:	HSBC USA Inc. or one of its affiliates
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Selected Risk Considerations — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
CUSIP/ISIN:	40433UGK6/US40433UGK60
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 6 of this document and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale.

The Estimated Initial Value of the Notes on the Pricing Date is $984.50 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 6 of this document for additional information.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$1,530,000.00	$15,300.00	$1,514,700.00

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
January 22, 2016

Additional Terms Specific to the Notes

This pricing supplement relates to a single Note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Stock-Linked Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 6 of this pricing supplement and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Summary

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations, as well as an illustrative diagram and table reflecting hypothetical returns on the Notes. These charts should be reviewed together with the other information contained in this pricing supplement as well as in the accompanying prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return on the Notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment on the Notes upon a call or at maturity per $1,000 in Principal Amount to $1,000. The hypothetical total returns set forth below assume an Initial Price of $100.00 and are based on the Contingent Coupon of $25.00 for each applicable Coupon Payment Date. The actual Initial Price is set forth on the cover page of this pricing supplement. The hypothetical total returns set forth below are for illustrative purposes only, and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.



Note Characteristics	
Reference Asset:	The common stock of The Home Depot, Inc. ("HD")
Currency:	USD
Barrier Zone:	Up to -24.75%
Contingent Coupon Rate:	10%, payable in equal quarterly installments
Maximum Potential Gain:	10% per annum (the Contingent Coupon)
Maximum Potential Loss:	100%
Maturity:	Approximately 1 year
Settlement:	Cash

• Appreciation Potential:
 - If the Official Closing Price of the Reference Asset on an Observation Date, or the Final Price, is greater than or equal to the Initial Price, the Notes will be called and you will receive the Principal Amount plus the applicable Contingent Coupon. If the Official Closing Price of the Reference Asset on an Observation Date, or the Final Price, is less than the Initial Price but greater than or equal to the Coupon Barrier, the Notes will not be called and you will receive the Contingent Coupon.

• No Guaranteed Return of Principal:
 - If the Notes are not called and the Final Price is less than the Trigger Price (which is equal to the Coupon Barrier), you will lose 1% of the Principal Amount for every 1% decline in the Reference Asset. You may lose up to 100% of your investment.

Risk/Considerations

We urge you to read "Selected Risk Considerations" herein and "Risk Factors" beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.

- Suitability of the Notes for investment.
- Your investment in the Notes may result in a loss.
- You may not receive any Contingent Coupons.
- Reinvestment risk.
- Your return on the Notes is limited the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Reference Asset.
- The amount payable on the Notes is not linked to the price of the Reference Asset at any time other than the Observation Dates and the Final Valuation Date.
- The Notes are subject to the credit risk of HSBC USA Inc.
- The estimated initial value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
- The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
- If HSBC Securities (USA) Inc. were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the estimated initial value of the Notes.
- There is limited anti-dilution protection.
- No dividend payments or voting rights.
- We are not affiliated with the Reference Asset Issuer.
- In some circumstances, the payment you receive on the Notes may be partially based on the common stock of a company other than the Reference Asset.
- Potentially inconsistent research, opinions or recommendations by HSBC and JPMorgan.
- Potential conflicts.
- The Notes lack liquidity.
- The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- The historical performance of the Reference Asset should not be taken as an indication of its future performance during the term of the Notes.
- Market disruptions may adversely affect your return.
- Many economic and market factors will impact the value of the Notes.

Hypothetical Payment upon Automatic Call or at Maturity

Observation Dates			Final Valuation Date		
Reference Asset Price	Official Closing Price Percentage Change at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)[1][2]	Final Price	Reference Return	Payment at Maturity[2]
$180.00	80.00%	$1,025.00	$180.00	80.00%	$1,025.00
$150.00	50.00%	$1,025.00	$150.00	50.00%	$1,025.00
$125.00	25.00%	$1,025.00	$125.00	25.00%	$1,025.00
$110.00	10.00%	$1,025.00	$110.00	10.00%	$1,025.00
$100.00	**0.00%**	**$1,025.00**	**$100.00**	**0.00%**	**$1,025.00**
$90.00	-10.00%	$25.00	$90.00	-10.00%	$1,025.00
$85.00	-15.00%	$25.00	$85.00	-15.00%	$1,025.00
$80.00	-20.00%	$25.00	$80.00	-20.00%	$1,025.00
$75.25	**-24.75%**	**$25.00**	**$70.00**	**-24.75%**	**$1,025.00**
$75.00	-25.00%	$0.00	$75.00	-25.00%	$750.00
$50.00	-50.00%	$0.00	$50.00	-50.00%	$500.00
$25.00	-75.00%	$0.00	$25.00	-75.00%	$250.00
$0.00	-100.00%	$0.00	$0.00	-100.00%	$0.00

[1] The notes will be automatically called if the Official Closing Price of the Reference Asset on any Observation Date is greater than or equal to the Initial Price.
[2] You will receive a Contingent Coupon in connection with an Observation Date (or the Final Valuation Date) if the Official Closing Price of the Reference Asset on that Observation Date (or the Final Price) is greater than or equal to the Coupon Barrier.

Selected Purchase Considerations

- **CONTINGENT COUPON PAYMENT—** HSBC will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of the Reference Asset on the applicable Observation Date or the Final Price is equal to or greater than the Coupon Barrier. Otherwise, no coupon will be paid on such Coupon Payment Date. The Coupon Payment Dates are May 10, 2016, August 9, 2016, November 8, 2016 and February 15, 2017 (which is also the Maturity Date). For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate is 10% per annum, payable in equal quarterly installments.

- **AUTOMATIC CALL FEATURE** — The Notes will be automatically called if the Official Closing Price on any Observation Date is at or above the Initial Price. If the Notes are automatically called, you will receive, on the applicable Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus the Contingent Coupon.

- **TAX TREATMENT** — You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

  There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, the Notes should be treated as contingent income-bearing pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach, and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to certain limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes in accordance with this approach. Pursuant to this approach, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date or upon automatic call, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as income-bearing pre-paid executory contracts.

  Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

  In addition, if you are a non-U.S. holder (as defined in the accompanying prospectus supplement), because the U.S. federal income tax treatment of the Contingent Coupons (including the applicability of withholding) is unclear, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

  In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

  We will not attempt to ascertain whether the Reference Asset Issuer would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax

purposes. If the Reference Asset Issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Asset Issuer and consult your tax advisor regarding the possible consequences to you if the Reference Asset Issuer is or becomes a PFIC or a USRPHC.

Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Investor Suitability

The Notes may be suitable for you if:

- You believe that the Official Closing Price of the Reference Asset will not be below the Coupon Barrier on most or all of the Observation Dates and the Final Valuation Date.

- You are willing to make an investment that is exposed to downside performance of the Reference Asset on a 1-to-1 basis if the Final Price is less than the Trigger Price.

- You are willing to hold the Notes that will be automatically called on any of the Observation Dates on which the Official Closing Price of the Reference Asset is at or above the Initial Price.

- You are willing to invest in the Notes based on the fact that your maximum potential return is any Contingent Coupons payable on the Notes.

- You are willing to forgo dividends or other distributions paid on the Reference Asset.

- You are willing to hold the Notes to maturity.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Official Closing Price of the Reference Asset will be below the Coupon Barrier on most or all of the Observation Dates and the Final Valuation Date.

- You are unwilling to make an investment that is exposed to downside performance of the Reference Asset on a 1-to-1 basis if the Final Price is less than the Trigger Price.

- You are unable or unwilling to hold the Notes that will be automatically called on any of the Observation Dates on which the Official Closing Price of the Reference Asset is at or above the Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

- You are unwilling to invest in the Notes based on the fact that your maximum potential return is the Contingent Coupons payable on the Notes.

- You prefer to receive dividends or other distributions paid on the Reference Asset.

- You prefer a product that provides upside participation in the Reference Asset, as opposed to any Contingent Coupons payable on the Notes.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Stock-Linked Underlying Supplement and prospectus supplement.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes is linked to the performance of the Reference Asset, and will depend on whether the Official Closing Price of the Reference Asset on the Observation Dates or the Final Price, as applicable, is at or above the Coupon Barrier or Trigger Price. If the Notes are not called, HSBC will only pay you the Principal Amount of your Securities (plus the final Contingent Coupon) if the Final Price is greater than or equal to the Trigger Price and will only make such payment at maturity. If the Notes are not called and the Final Price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Price from the Initial Price.

- **YOU MAY NOT RECEIVE ANY CONTINGENT COUPONS** — Contingent quarterly payments are not, and should not be viewed as, periodic interest payments. HSBC will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of the Reference Asset on an Observation Date or the Final Price is less than the Coupon Barrier, HSBC will not pay you the Contingent Coupon applicable to such Observation Date or the Final Valuation Date, as applicable. If the Official Closing Price of the Reference Asset on each of the Observation Dates (and the Final Price) is less than the Coupon Barrier, HSBC will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes.

- **REINVESTMENT RISK** — If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the maturity date. No portion of the fees and commissions described on the cover page will be repaid if the Notes are automatically called.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS THE CONTINGENT COUPONS, IF ANY, REGARDLESS OF ANY APPRECIATION IN THE PRICE OF THE REFERENCE ASSET** — If the Notes are not automatically called, for each $1,000 in Principal Amount, you will receive $1,000 at maturity plus the Contingent Coupon if the Final Price of the Reference Asset is equal to or greater than the Trigger Price (and Coupon Barrier), regardless of any appreciation in the value of the Reference Asset, which may be significant. Additionally, if the Notes are automatically called, you will not receive any Contingent Coupon payments for periods after which the Notes are called. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE PRICE OF THE REFERENCE ASSET AT ANY TIME OTHER THAN ON THE OBSERVATION DATES AND THE FINAL VALUATION DATE** — The Final Price will be based on the Official Closing Price of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then drops on the Final Valuation Date to a price that is less than the Trigger Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date. Similarly, whether the Contingent Coupon with respect to an Observation Date will depend on the Official Closing Price of the Reference Asset on that day. If the Official Closing Price of the Reference Asset is less than the Coupon Barrier on any Observation Date, the relevant Contingent Coupon will not be payable, even if the Official Closing Price of the Reference Asset is higher than the Coupon Barrier at other times during the term of the Notes.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you

may not receive the amounts owed to you under the terms of the Notes.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WAS DETERMINED BY US ON THE PRICING DATE, IS LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately three months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION** — The Calculation Agent will adjust the Official Closing Price, for certain events affecting the shares of the Reference Asset, such as stock splits and corporate actions which may affect the price of the Reference Asset. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the Calculation Agent to adjust the price of the shares of the Reference Asset, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the section "Additional Terms of the Notes— Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement for additional information.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Reference Asset would have. In addition, the Reference Asset Issuer will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Asset and the Notes.

- **WE ARE NOT AFFILIATED WITH THE REFERENCE ASSET ISSUER**— We are not affiliated with the Reference Asset Issuer. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information about the Reference Asset contained in this pricing supplement. You should make your own

investigation into the Reference Asset and the Reference Asset Issuer. We are not responsible for the Reference Asset Issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE PARTIALLY BASED ON THE COMMON STOCK OF A COMPANY OTHER THAN THE REFERENCE ASSET**— Following certain corporate events relating to the Reference Asset Issuer where such issuer is not the surviving entity, your Payment at Maturity may be based on the common stock of a successor to the respective Reference Asset Issuer or any cash or any other assets distributed to holders of the Reference Asset in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the "Additional Terms of the Notes—Antidilution and Reorganization" in the accompanying Stock-Linked Underlying Supplement.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Asset, and therefore, the market value of the Notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the price of the Reference Asset and the value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HISTORICAL PERFORMANCE OF THE REFERENCE ASSET SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the price of the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Asset in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected volatility of the Reference Asset;
  - the time to maturity of the Notes;
  - the dividend rate on the Reference Asset;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the securities markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Final Price or the Official Closing Price of the Reference Asset on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Reference Asset. The following scenario analysis and examples illustrate the Payment at Maturity per $1,000.00 Note on a hypothetical offering of the Notes, based on the following assumptions (the actual Initial Price, Coupon Barrier and Trigger Price for the Notes are set forth on the cover page of this pricing supplement):

Hypothetical Initial Price:	$100.00
Contingent Coupon Rate:	10%, payable in equal quarterly installments.
Contingent Coupon:	$25.00 for each applicable Coupon Payment Date
Observation Dates:	Quarterly
Hypothetical Coupon Barrier:	$75.25 (which is equal to 75.25% of the Hypothetical Initial Price)
Hypothetical Trigger Price:	$75.25 (which is equal to 75.25% of the Hypothetical Initial Price)

Example 1 — The Notes are called on the first Observation Date

Date	Official Closing Price	Payment (per Security)
First Observation Date	$130.00 (at or above Initial Price)	$1,025.00 (Payment at Redemption)

Total Payment: $1,025.00 (2.50% return)

Since the Notes are called on the first Observation Date, HSBC will pay you on the applicable Call Settlement Date a total of $1,025.00 per $1,000 Note, reflecting your Principal Amount plus the Contingent Coupon of $25.00. The total return on the Notes would be 2.50%. No further amount will be owed to you under the Notes.

Example 2 — The Notes are NOT called on any of the Observation Dates and the Final Price of the Reference Asset is greater than or equal to the Trigger Price

Dates	Official Closing Price/Final Price	Payment (per Security)
First Observation Date	$90.00 (at or above Coupon Barrier; below Initial Price)	$25.00 (Contingent Coupon)
Second Observation Date	$87.00 (at or above Coupon Barrier; below Initial Price)	$25.00 (Contingent Coupon)
Third Observation Date	$85.00 (at or above Coupon Barrier; below Initial Price)	$25.00 (Contingent Coupon)
Final Valuation Date	$80.00 (at or above Trigger Price and Coupon Barrier; below Initial Price)	$1,025.00 (Payment at Maturity)

Total Payment: $1,100.00 (10% return)

Since the Notes are not called and the Final Price of the Reference Asset is above the Trigger Price, HSBC will pay you a total of $1,025.00 at maturity per $1,000 Note, reflecting your Principal Amount plus the Contingent Coupon of $25.00. When added to the Contingent Coupon payments of $25.00 received in respect of each of the three Observation Dates, HSBC will have paid you a total of $1,100.00 per $1,000 Note. The total return on the Notes would be 10%.

Example 3 — The Notes are NOT called on any of the Observation Dates and the Final Price of the Reference Asset is below the Trigger Price

Dates	Official Closing Price/Final Price	Payment (per Security)
First Observation Date	$90.00 (at or above Coupon Barrier; below Initial Price)	$25.00 (Contingent Coupon)
Second Observation Date	$87.00 (at or above Coupon Barrier; below Initial Price)	$25.00 (Contingent Coupon)
Third Observation Date	$85.00 (at or above Coupon Barrier; below Initial Price)	$25.00 (Contingent Coupon)
Final Valuation Date	$70.00 (below Trigger Price and Coupon Barrier)	$1,000 × (1 + Reference Return) = $1,000 × (1 + -30.00%) = $1,000 - $300.00 = $700.00 (Payment at Maturity)

Total Payment $775.00 (-22.50% return)

Since the Notes are not called and the Final Price of the Reference Asset is below the Trigger Price, HSBC will pay you a total of $700.00 at maturity per $1,000 Note. When added to the Contingent Coupon payments of $25.00 received in respect of each of the three Observation Dates, HSBC will have paid you $775.00 per $1,000 Note. The total loss on the Notes would be 22.50%.

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the Reference Asset. All disclosures contained in this pricing supplement regarding the Reference Asset are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the adequacy or accuracy of information about the Reference Asset contained in this pricing supplement. You should make your own investigation into the Reference Asset.

Description of The Home Depot, Inc.

The Home Depot, Inc. is a home improvement retailer that sells building materials and home improvement products. The company sells an assortment of building materials, home improvement and lawn and garden products and provide a number of services. It operates throughout the United States, Canada, China and Mexico. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number, 001-08207, or its CIK Code, 0000354950. The common stock of The Home Depot, Inc. is listed on the New York Stock Exchange under the ticker symbol "HD".

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Asset for each quarter in the period from January 1, 2008 through January 22, 2016. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in U.S. dollars and rounded to the nearest penny. Historical prices of the Reference Asset should not be taken as an indication of its future performance.

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)	QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	30.67	24.71	27.97	March 30, 2012	50.31	42.04	50.31
June 30, 2008	30.12	23.42	23.42	June 29, 2012	52.99	47.02	52.99
September 30, 2008	30.16	21.46	25.89	September 28, 2012	60.37	50.70	60.37
December 31, 2008	25.92	18.51	23.02	December 31, 2012	65.07	59.01	61.85
March 31, 2009	25.26	18.00	23.56	March 28, 2013	71.37	61.85	69.78
June 30, 2009	26.34	22.68	23.63	June 28, 2013	79.82	69.67	77.47
September 30, 2009	28.23	22.40	26.64	September 30, 2013	80.54	72.70	75.85
December 31, 2009	29.29	24.96	28.93	December 31, 2013	82.34	74.14	82.34
March 31, 2010	32.75	27.34	32.35	March 31, 2014	82.91	74.97	79.13
June 30, 2010	36.49	28.07	28.07	June 30, 2014	81.13	75.70	80.96
September 30, 2010	31.81	27.07	31.68	September 30, 2014	93.50	79.40	91.74
December 31, 2010	35.24	30.21	35.06	December 31, 2014	104.97	87.85	104.97
March 31, 2011	38.49	34.38	37.06	March 31, 2015	117.49	100.95	113.61
June 30, 2011	38.17	33.45	36.22	June 30, 2015	115.59	106.98	111.13
September 30, 2011	37.05	28.51	32.87	September 30, 2015	122.80	110.97	115.49
December 30, 2011	42.22	31.59	42.04	December 31, 2015	134.74	115.49	132.25
				January 22, 2016*	132.25	116.46	122.76

* This pricing supplement includes information for the first calendar quarter of 2016 for the period from January 1, 2016 through January 22, 2016. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2016.

The graph below illustrates the performance of The Home Depot, Inc.'s common stock from January 1, 2008 through January 22, 2016, based on closing price information from the Bloomberg Professional® service. The Official Closing Price of the Reference Asset on January 22, 2016 was $122.76. **Past performance of the Reference Asset is not indicative of its future performance.**

Historical Performance of The Home Depot, Inc.



Source: Bloomberg Professional® service

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this pricing supplement. In that case, the trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return (including the Final Price). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agent, at the price indicated on the cover of this pricing supplement. The placement agents for the Notes will receive a fee that will not exceed $10 per $1,000 Principal Amount.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes. However, it is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.